UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 8, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer’s ID CNPJ/MF 02.421.421/0001-11

Corporate Registry NIRE 33.300.324.631

NOTICE TO DEBENTURE HOLDERS

2nd DEBENTURE ISSUANCE OF TIM S.A.

Step-Down for evidence of achievement of the "Eco-Efficiency Target"

TIM S.A. ("TIM" or "Company" or "Issuer") hereby informs the holders of the debentures of the 2nd (second) Issuance of Simple, Non-Convertible Debentures, of the Unsecured Type, in a Single Series, for Public Distribution with Restricted Efforts of TIM S.A. ("Deed of Issue"), the following:

1.	The Issuer declares, for all purposes, the achievement of the "Eco-Efficiency Target", as defined in the Deed of Issue, which determines to increase by 80% or more the Eco-efficiency in data traffic (bit/joule) by December 2025, in relation to the base year of 2019;

2.	As a result, the achievement of the target will imply a reduction in the remunerative interest by 0.125%, valid for the subsequent capitalization period, that is, as of June 15, 2026 (inclusive);

3.	The "Eco-Efficiency Target" was validated by the external verifier, Bureau Veritas Certification Brasil, according to the Second Party Opinion Statement 2026 available on the Company's Investor Relations website through this link.

The Company's Management, through its Investor Relations area, is available to debenture holders, shareholders and the market for further clarification.

Rio de Janeiro, May 8, 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 8, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer